Exhibit 99.1

 Concentration (nM)  Mebufotenin Psilocin DMT  Determination of inhibition constants for three psychedelic drugs for 5-HT1A and 5-HT2A receptors in postmortem human brain  V. McDonald\, S. Cheetham\, M. Burnett\, C. K. Olsen\  1GH Research, Dublin, Ireland 2Sygnature Discovery, Nottingham, United Kingdom  Poster number P.0411  0.015  0.020  0.010  0.005  0.000  1x10+4  1x10+6  1x10-2  1x10+2  1  [3H]MDL-100,907 Bound (nM)  Figure 3. Example inhibition curves at 5-HT1A receptor  Figure 4. Example inhibition curves at 5-HT2A receptor  Background  Psychedelic drugs show promise for the treatment of psychiatric disorders.  Acute effects of psychedelic drugs are believed to be attributable to interactions with serotonin (5-hydroxytryptamine; 5-HT) receptor subtypes, primarily 5-HT2A, but psychedelic drugs are also known to interact at other 5-HT receptors, including  5-HT1A (Halberstadt et al. 2011).  Activation of 5-HT2A and 5-HT1A receptors produces opposing actions (excitation and inhibition of pyramidal cell activity, respectively) (Pokorny et al. 2016).  Differing affinity and functional activity at these receptors may help explain the distinct psychoactive effects induced by different psychedelic drugs.  Objectives  The aim of this study was to compare the affinity, as measured by the inhibition constant (Ki) of the classical psychedelic drug mebufotenin (5-methoxy-N, N-dimethyltryptamine [5-MeO-DMT]) for 5-HT1A and 5-HT2A receptors, with two other classical psychedelic drugs, psilocin and N, N-dimethyltryptamine (DMT), in postmortem human brain  tissue using radioligand binding.  Figure 1. The molecular structures of mebufotenin, psilocin, DMT and 5-HT  Methods  Postmortem human brain samples were obtained from from the hippocampus (area of high 5-HT1A receptor expression) and the frontal cortex (area of 5-HT2A receptor expression) of n=4 donors with no history of psychiatric or neurological disorders following sudden death.  [3H]8-OH-DPAT binding defined by WAY100635 was used to radiolabel 5-HT1A receptors and [3H]MDL-100,907 binding defined by ketanserin was used to radiolabel 5-HT2A receptors.  IC50, Hill Slope, and Ki were calculated using non-linear regression.  Affinity for 5-HT1A and 5-HT2A receptors was defined as: Ki = 1–10 nM, high affinity; 10-100 nM, moderate affinity; 100-1000 nM, weak affinity; > 1000 nM inactive.  Affinity for 5-HT1A  Results  Mean Ki values (n=3) for mebufotenin, psilocin, and DMT were 1.8, 48, and 38 nM  respectively at 5-HT1A receptors in the hippocampus ( Table 1).  Example data from n=1 donor are shown in Figure 3.  Affinity for 5-HT2A  Mean Ki values (n=3) for mebufotenin, psilocin, and DMT were 122, 37, and 117 nM  Hill slopes for all compounds approximated to unity suggesting a one-site binding model. The selectivity ratios of mebufotenin, psilocin, and DMT for 5-HT1A receptors over  5-HT2A receptors were 68-, 0.78-, and 3.1-fold, respectively (Table 1).  respectively at 5-HT2A receptors in the frontal cortex (Table 1). Example data from n=1 donor are shown in Figure 4.  Table 1. Selectivity of three psychedelic drugs for 5-HT1A vs 5-HT2A receptors in postmortem human brain  Conclusions  1A  Mebufotenin has high affinity for the 5-HT receptor in postmortem  human brain samples with 68-fold selectivity for 5-HT1A receptors over  5-HT2A receptors.  Psilocin is a non-selective ligand with equal and moderate affinity for 5-HT1A and 5-HT2A receptors.  DMT is also a non-selective ligand with moderate and weak affinity for 5-HT1A and 5-HT2A receptors, respectively.  These differences in the overall affinity of mebufotenin, psilocin, and DMT for 5-HT1A and 5-HT2A receptors may partly explain the distinct psychoactive effects induced by different psychedelic drugs.  Ongoing clinical trials with a proprietary, inhaled, rapid-acting formulation of mebufotenin (GH001), including a Phase 2b trial in patients with treatment-resistant depression (NCT05800860), will further  determine how the distinct binding profile of mebufotenin would translate into its clinical profile.  References:  Pokorny T, Preller KH, Kraehenmann R, Vollenweider FX. Modulatory effect of the 5-HT1A agonist buspirone and the mixed non-hallucinogenic 5-HT1A/2A agonist ergotamine on psilocybin-induced psychedelic experience. Eur Neuropsychopharmacol. 2016 ;26(4):756-66.  Halberstadt AL, Koedood L, Powell SB, Geyer MA. Differential contributions of serotonin receptors to the behavioral effects of indoleamine hallucinogens in mice. J Psychopharmacol. 2011;25(11):1548-61.  Disclosures:  V McDonald and CK Olsen are employees of GH Research. GH Research sponsored this study with Sygnature Discovery. S Cheetham and M Burnett are employees of Sygnature Discovery.  Acknowledgements:  Medical writing was provided by GH Research with editorial support from Sygnature.  Compound  Mebufotenin  Psilocin  DMT  1.8  48  38  High  Moderate Moderate  122  37  117  Weak  Moderate Weak  Mean Ki (nM) A nity  Mean Ki (nM) A nity  Selectivity Ratio for 5-HT1A  68  0.78  3.1  5-HT1A  5-HT2A  Hippocampus:  Area of high 5-HT1A receptor expression  Frontal Cortex:  Area of high 5-HT2A receptor expression  Figure 2. Brain regions sampled for 5-HT1A and 5-HT2A receptor binding  0.015  0.010  0.005  0.000  1x10-4  1x10+4  1x10+6  1x10-2  1x10+2  1  [3H]8-OH-DPAT Bound (nM)  Concentration (nM)  Mebufotenin Psilocin DMT  5-HT2A  5-HT1A